================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                   Form 11-K


(Mark One)
    X           ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
- - ---------       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                 For the fiscal year ended December 31, 1993

                                       OR

- - ----------      TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
              For the Transition period from _______________________
                to _______________________

                           Commission File No. 1-7819



                              ANALOG DEVICES, INC.
                                CHOICE PAY PLAN
                              (Full Title of Plan)



                              ANALOG DEVICES, INC.
          (Name of issuer of the securities held pursuant to the plan)


                               One Technology Way
                       Norwood, Massachusetts  02062-9106
                    (Address of principal executive offices)


================================================================================

                              ANALOG DEVICES, INC.
                                CHOICE PAY PLAN

                              Financial Statements
                              --------------------

- - -       Audited Statement of Assets, Liabilities and
        Participants' Equity as of December 31, 1993 and 1992.

- - -       Audited Statement of Changes in Participants' Equity
        for the Year Ended December 31, 1993, 1992 and 1991.



                                    Exhibits
                                    --------

23.1    Consent of Ernst & Young, filed herewith.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                             ANALOG DEVICES, INC.
                             CHOICE PAY PLAN
                             -------------------------------
                                  (the Plan)


                             by:/s/    Joseph E. McDonough
                                --------------------------
                                       Joseph E. McDonough
                                       Vice President-Finance and
                                       Chief Financial Officer and
                                       Member of the Choice Pay
                                       Plan Administration Committee



June 29, 1994

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                           FINANCIAL STATEMENTS AND
                            SUPPLEMENTAL SCHEDULES

                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


                                      with

                         REPORT OF INDEPENDENT AUDITORS

                         REPORT OF INDEPENDENT AUDITORS




The Administration Committee
Analog Devices, Inc.
Choice Pay Plan

        We have audited the accompanying statements of assets, liabilities and participants' equity of Analog Devices, Inc. Choice Pay Plan as of December 31, 1993 and 1992, and the related statements of changes in participants' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and participants' equity of Analog Devices, Inc. Choice Pay Plan at December 31, 1993 and 1992, and its changes in participant's equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, transactions or series of transactions in excess of 5% of plan assets for the year ended December 31, 1993, and party-in-interest transactions for the year ended December 31, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.


                                     /s/  ERNST & YOUNG
                                     ------------------
                                          ERNST & YOUNG

Boston, Massachusetts
April 29, 1994

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

          STATEMENTS OF ASSETS, LIABILITIES AND PARTICIPANTS' EQUITY

                       December 31, 1993, 1992 and 1991



        ASSETS                                  1993            1992
        ------                                  ----            ----
Investments, at fair value (Notes 3 and 5)   $13,182,955    $ 9,331,618

Accrued interest and dividends                        40              -

Participant loans receivable                     760,166        669,112
                                             -----------    -----------
                                             $13,943,161    $10,000,730
                                             ===========    ===========

LIABILITIES AND PARTICIPANTS' EQUITY
- - ------------------------------------
Forfeitures payable                          $     5,975    $         -

Participants' equity (Notes 3, 7 and 8)       13,937,186     10,000,730
                                             -----------    -----------
                                             $13,943,161    $10,000,730
                                             ===========    ===========

                            See accompanying notes.

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY

                 Years ended December 31, 1993, 1992 and 1991

                                     1993         1992         1991
                                     ----         ----         ----
Investment income:
     Interest income             $   193,181  $   285,816   $   527,641
     Change in net unrealized
        appreciation (Note 5)        557,346      128,682        77,699
     Realized gains (losses)
        (Note 5)                     214,575       (2,779)      (51,015)
     Dividend income and capital
        gains distributions          515,692      401,339        27,956
                                  ----------  -----------   -----------
        Net investment income      1,480,794      813,058       582,281


Contributions (Note 3):
     Employer                      1,088,257      439,984       405,030
     Employees                     1,783,960    1,520,074     1,295,924
                                 -----------  -----------   -----------
        Total contributions        2,872,217    1,960,058     1,700,954

Paid and accrued participant
     withdrawals (Note 3)           (410,580)    (731,207)   (1,157,896)

Paid and accrued forfeitures          (5,975)           -             -

Administrative expenses (Note 2)           -            -       (81,699)
                                 -----------  -----------   -----------
        Net increase in
          participants' equity     3,936,456    2,041,909     1,043,640

Participants' equity at
     beginning of year (Note 1)   10,000,730    7,958,821     6,915,181
                                 -----------  -----------   -----------
Participants' equity at
     end of year                 $13,937,186  $10,000,730   $ 7,958,821
                                 ===========  ===========   ===========

                            See accompanying notes.

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1993, 1992 and 1991


1.   General plan information
     ------------------------

     The Analog Devices, Inc. Choice Pay Plan (the "Plan") is a defined contribution plan sponsored and administered by Analog Devices, Inc. (the "Company"). The Plan is for the benefit of eligible employees of the Company's Precision Monolithics Division, which was acquired by the Company on August 8, 1990 from Bourns, Inc., the former majority stockholder of Precision Monolithics, Inc.

     Through December 31, 1990, the assets of the Plan (formerly known as the Precision Monolithics, Inc. Choice Pay Plan) were invested in the Master Trust for Choice Pay Plans of Bourns, Inc. and subsidiaries in which the Plan owned an undivided interest in the assets held by the master trust. The assets of the master trust were held under the trusteeship of Citibank, N.A. and were managed by an investment advisory committee appointed by the Board of Directors of Bourns, Inc. and subsidiaries. This committee had full discretionary authority to administer the Plan and the master trust agreement.

     Effective January 1, 1991, a transfer of the net assets of the Precision Monolithics, Inc. Choice Pay Plan was completed whereby the net assets of the Plan were transferred from the master trust arrangement administered by Bourns, Inc. to a newly established trust arrangement between the Company and Citibank. The transfer of net assets represented the total of Precision Monolithics, Inc. Choice Pay Plan participants' account balances as of December 31, 1990. The three fund investment vehicles in which these balances were held under the Bourns, Inc. administered arrangement were also maintained through December 31, 1991 under the Analog Devices, Inc. Choice Pay Plan sponsored and administered by the Company.

     Effective January 1, 1992, the three investment funds were replaced with four new investment options (see Note 3
(c)). Concurrent with this investment offering change, Fidelity Investments replaced Citibank as trustee and recordkeeper of the Plan (see Note 4).

2.   Summary of significant accounting policies and basis of presentation
     --------------------------------------------------------------------

     Investments
     -----------

     The investments in the Fidelity Institutional Cash
Portfolio - U.S. Government Portfolio, Fidelity Short-Term
U.S. Government Reserves, Fidelity Equity Income Fund,
Fidelity Magellan Fund and the Analog Devices, Inc. Common
Stock Fund are valued at quoted market prices.


     For 1991, investments in the Fixed Rate and Money
Market Funds were valued at the face amount of the contributions and earned interest. The investments in the Common Stock Fund were valued at quoted market prices.

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1993, 1992 and 1991

     Contributions
     -------------

     Contributions from employees are recorded when the Company makes payroll deductions from plan participants.
Employer contributions are accrued at the end of the period in which they become obligations of the Company based upon the terms of the Plan.

     Investment income
     -----------------

     For 1993 and 1992, net investment income resulted from interest income, interest dividends and capital gains distributions from the money market and mutual funds, realized gains or losses on sales of investments and the change in net unrealized appreciation (depreciation) between the cost and market value of investments at the beginning and end of the accounting period.

     For 1991, net investment income resulted from interest income, dividends on common stock investments, realized gains or losses on sales of investments and the change in net unrealized appreciation (depreciation) between the cost and market value of investments at the beginning and end of the accounting period.

     All interest, dividends and capital gains distributions are reinvested in the respective funds and are recorded as earned on an accrual basis.

     Interest, dividends, capital gains distributions and unrealized appreciation (depreciation) has been allocated to participants based upon the proportion that each participant's share in a fund bears to the total in that fund (see Note 3(g)).

     Income tax status
     -----------------

     The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The trust holding the assets of the Plan is therefore exempt from federal income taxes under Section 501(a) of the Internal Revenue Code of 1986, as amended.

     Administrative expenses
     -----------------------

     For the years ended December 31, 1993 and 1992, the Company elected to pay the administrative expenses of the Plan.

     For 1991, the administrative expenses of the Plan, including trustee, recordkeeping and investment management fees, were charged to participants' account balances.

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1993, 1992 and 1991


3.   Contributions and benefits
     --------------------------

     The Plan is a contributory defined contribution plan operated through a trust. The trust qualifies under the Internal Revenue Code as a tax exempt employee plan and trust. The major provisions of the Plan are as follows:

     (a) Eligibility:

     Full-time employees of the Precision Monolithics Division of Analog Devices, Inc. hired prior to January 1, 1993 were eligible to participate in the Plan on the first day of any month after having completed six months of service. Part-time employees of the Precision Monolithics Division hired prior to January 1, 1993 were eligible to participate in the Plan on the first day of any month after completing 1,000 hours of service during the employee's first twelve months of work (or after completing 1,000 hours of work during any twelve month period ending on the employee's anniversary date). In order to become a participant in the Plan, each eligible employee authorized contributions on a voluntary basis to the trust.

     Effective January 1, 1993, the Plan was amended to provide that employees hired after January 1, 1993 automatically become a member of the Plan on the first day of the calendar quarter after completing one year of service. For eligibility purposes, a year of service is a 12-month period during which an employee completes at least
1,000 hours of service.

     The total number of participants in the Plan at December 31, 1993 was as follows:

          Fully Vested          526
          Partially Vested       43
          Nonvested             148
                                ---
                                717
                                ===

     (b) Contributions:

     A participant may voluntarily contribute to the Plan up to 15% of his or her pre-tax total eligible compensation; however, pre-tax contributions could not exceed $8,994 in 1993, $8,728 in 1992 and $8,475 in 1991. For 1994, this amount has been defined as $9,240. For 1993, the Internal Revenue Service defined total eligible compensation as an amount not to exceed $235,840; for 1992, this amount was $228,860, and for 1991, this amount was $222,220. For 1994, this amount has been defined as $150,000. The Company also matches each participants' pre-tax contribution, if any, by contributing an amount not to exceed 2% of such participant's total eligible compensation.

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1993, 1992 and 1991


     Effective January 1, 1993, the Company made a basic contribution to the Plan equal to 2% of each participant's total eligible compensation. Effective January 1, 1994, the Company's basic contribution to the Plan will be increased to 3%.

     Company contributions, participants' pre-tax contributions and the net investment income related to all contributions are excluded from the participants' income for federal income tax purposes until such amounts are withdrawn or distributed.

     (c) Investments:

     For 1993 and 1992, the trust agreement of the Plan provided for the maintenance of four separate and distinct
Funds:

- - -    Income Fund

     For 1993, the Income Fund consisted primarily of investments in short-term debt obligations issued or guaranteed by the U.S. government through an institutional money market fund managed by Fidelity Investments - Fidelity Short-term U.S. Government Reserves. This money market fund invests only in debt obligations issued or guaranteed as to principal and interest by the U.S. Government. During 1993, a portion of the Income Fund was also invested in a fixed income contract issued directly by UNUM Life Insurance Company of America. Under this contract, the insurance company guaranteed the principal as well as a fixed interest rate (8.35%) to be credited to deposits made under the contract. The balance of this contract, $1,805,964, matured on December 31, 1993 and the proceeds were reinvested in the Fidelity Short-term U. S. Government Reserves Fund.

     For 1992, the Income Fund was also invested in a fixed income contract issued by Prudential Insurance Company of America. This contract, which had a yield of 9.17%, matured on January 1, 1993 for $1,421,820 and the proceeds were invested in the Fidelity Short-term U.S. Government Reserves Fund.

- - -    Fidelity Equity Income Fund is a growth and income mutual
     fund, managed by Fidelity Management and Research Company, which invests primarily in income producing equity securities.

- - -    Fidelity Magellan Fund is a growth-oriented mutual fund,
     managed by Fidelity Management and Research Company, which invests primarily in a wide range of common stocks.

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1993, 1992 and 1991


- - -    Analog Devices, Inc. Common Stock Fund

     Effective January 1, 1994, four new mutual Funds will be offered in addition to the four Funds currently offered as investment options in the Plan. The additional investment options are as follows: Fidelity Asset Manager:
Income Fund, Fidelity Asset Manager Fund, Fidelity Asset
Manager:  Growth Fund and Fidelity Growth Company Fund.

                          _________________________

     The Income Fund, Magellan Fund, Equity Income Fund and Analog Devices, Inc. Common Stock Fund were first offered to participants on January 1, 1992, when they replaced the three investment funds (described below) formerly maintained by the Plan. This change was made to provide participants with a more balanced array of funds, each with different objectives.

     On January 1, 1992, investments held in the three predecessor investment funds were transferred, at the election of participants, to one of the four new funds maintained by the Plan. If no election was made, the funds were invested in the Income Fund.

     A description of the investment options formerly offered by the Plan in 1991 follows:

- - -    Fixed Rate Fund

     For 1991, the Fixed Rate Fund consisted primarily of investments in three fixed income insurance contracts issued directly by Metropolitan Life Insurance Company, The Prudential Insurance Company of America and UNUM Life Insurance Company of America. Under these contracts, the insurance companies guaranteed the principal as well as a fixed interest rate to be credited to deposits made under each of the contracts. For 1991, the yields on these three contracts ranged from 8.35% to 9.17%. One of these contracts for $1,272,025 matured on December 31, 1991, leaving two contracts outstanding in the fixed rate fund at December 31, 1991. These contracts for $1,302,391 and $1,538,336 (including interest receivable at December 31,
     1991), which had maturity dates of January 1, 1993 and December 31, 1993, respectively, were subsequently transferred to the Income Fund which was newly offered to participants as an investment choice effective January 1, 1992 (See "Income Fund" above).

     Beginning in January 1991, and continuing through the end of 1991, a portion of the Fixed Rate Fund was also invested in the Citibank Liquid Reserve Fund, a short-term, variable rate money market fund which invested in liquid, short-term instruments such as U.S. Treasury obligations, certificates of deposit and bankers acceptances with maturities of less than one year.

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1993, 1992 and 1991


- - -    Money Market Fund

     For 1991, the Money Market Fund was invested in the Citibank Liquid Reserve Fund, a short-term, variable rate money market fund which is described above.

- - -    Common Stock Fund

     For 1991, the Common Stock Fund invested principally in a diversified portfolio of common stocks oriented towards growth as well as income. The stock portfolio was managed by Fox Asset Management. All common stock investments in this fund were fully liquidated prior to December 31, 1991, and the proceeds temporarily invested in the Citibank Liquid Reserve Fund (see above) prior to the transfer of assets to the new investment options effective January 1, 1992.

     (d) Vesting:

     Employee contributions are immediately 100% vested and nonforfeitable at the time they are deducted from participants' compensation. Investment income on employee contributions is vested as it is earned. Company contributions made prior to January 1, 1993 and earnings on these contributions are also immediately 100% vested and nonforfeitable. Company contributions (both 2% matching and 2% basic) made after December 31, 1992 and investment earnings thereon become fully vested upon the first to occur of (i) completion of five years of service with the Company (including service with the former Precision Monolithics, Inc.), (ii) after reaching age 65 or (iii) upon death or permanent disability while employed by the Company. Employees who had been credited with 3 years of service as of January 1, 1993 continue to be vested in company matching contributions made after that date.

     (e) Benefits:

     Upon normal retirement at age 65, death, permanent disability or termination of employment, the participant's vested benefits are paid to the employee or his or her beneficiary. Participants may defer payment of their account until he or she reaches age 70 1/2. For 1991, participants could elect to receive the full balance of their account in a single lump sum or if the account balance was greater than $10,000, in installments of a minimum of $2,000 per year. Commencing January 1, 1992, participants could elect a lump sum payment or monthly installments over a ten-year period. However, for any Plan year, if a participant's account balance is less than $3,500 upon termination of employment, distribution will be made in the form of a lump-sum payment within one year following termination of employment.

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1993, 1992 and 1991


     (f) Loans

     Through December 31, 1992, participants could borrow a maximum of 50% of their balance, up to $50,000, for any reason. Loans had to be repaid within five years. Commencing January 1, 1993, participants may borrow their own contributions for any reason, but vested Company contributions can only be borrowed in the case of an immediate and heavy financial need as defined in the Plan. The maximum a participant may borrow is 50% of their vested balance up to $50,000. Nonvested Company contributions are not available for loans until they are fully vested. Participants repay loans plus interest to their accounts through payroll deductions over a five-year period. The interest rate on loans, which is announced quarterly, is tied to the interest rate of Treasury bonds with 3-year maturities. Once determined, the interest rate is fixed for the duration of the loan.

     (g) Accounting:

     A separate account is maintained for each participant.
Account balances are adjusted periodically for employee and matching employer contributions, withdrawals and a pro rata share of net investment income. Beginning January 1, 1993, forfeitures which arise when participants terminate employment with the Company prior to vesting are used to offset future Company contributions and/or for the reimbursement of Plan expenses which are paid by the Company. If an employee who had terminated returns to the employment of the Company within five years, any amount which had been forfeited will be reinstated by the Company.

     Since the transfer of Plan assets to the trusteeship of Fidelity effective January 1, 1992 (see Note 4), all transactions of the Plan (including contributions, withdrawals and exchanges) have been accounted for and reported using units as well as dollars. Net investment earnings in each Fund are allocated based on the proportion of units in each participant's account to the total units in the fund.

     (h) Investment allocation:

     The vested share of a participant's account balance is invested in one or more of the Funds depending upon the allocation instructions of the participant. In the absence of such allocation instructions, all amounts accruing to the participant are invested in the Income fund. Nonvested employer contributions made in 1993 were invested in the Income Fund. Beginning January 1, 1994, participants may invest nonvested Company contributions in the investment options of their choice.

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1993, 1992 and 1991


     The number of participants under each investment fund at December 31, 1993 was as follows:

     Income Fund                                608
     Fidelity Equity Income Fund                252
     Fidelity Magellan Fund                     268
     Analog Devices, Inc. Common Stock Fund     116

     (i) Continuation of the Plan:

     While the Company has not expressed any intent to terminate the Plan or completely suspend contributions, it is free to do so at any time. In the event of such termination or complete suspension, each participant would have a nonforfeitable right to all monies in his or her account.

     In the future, it is possible that the Choice Pay Plan may be merged into another Company-sponsored retirement plan. If this occurs, each participant's existing vesting service and account balances would be transferred into the other Company-sponsored plan.

4.   Trustee, investment manager and Plan recordkeeper
     -------------------------------------------------

     Effective January 1, 1992, Fidelity Management Trust Company and Fidelity Institutional Retirement Services Company were named as trustee and recordkeeper, respectively, to the Plan. Through December 31, 1991, Citibank, N.A. served as trustee and recordkeeper to the Plan and Fox Asset Management, Investment Counsel, served as investment manager with respect to investments in the Common Stock Fund.

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1993, 1992 and 1991

5.   Investment of Plan assets
     -------------------------

          Investments at December 31, 1993 and 1992 were as follows:

                                                                   December 31, 1993           December 31, 1992
                                                                   -----------------           -----------------
                                                                 Cost       Fair Value       Cost        Fair Value
                                                                 ----       ----------       ----        ----------
     Income Fund:
          Fidelity Short-term U.S.
               Government Reserves                           $ 5,694,259    $ 5,694,259    $2,053,258    $ 2,053,258
          The Prudential Insurance
               Company of America                                      -              -     1,421,820      1,421,820
          UNUM Life Insurance
               Company of America                                      -              -     1,666,787      1,666,787
                                                              ----------     ----------    ----------     ----------
                                                               5,694,259      5,694,259     5,141,865      5,141,865

     Fidelity Equity Income Fund,
          69,904 shares in 1993;
          50,737 shares in 1992                                2,047,847      2,365,565     1,355,991      1,471,888

     Fidelity Magellan Fund,
          56,481 shares in 1993;
          37,001 shares in 1992                                3,907,945      4,001,705     2,460,764      2,331,489

     Analog Devices, Inc. Common Stock Fund:
          Analog Devices, Inc.
               Common Stock, 44,356
               shares in 1993; 23,559 in 1992                    817,717      1,092,267       240,774        382,834

          Fidelity Short-Term
               U.S. Government Reserves                           29,159         29,159         3,542          3,542
                                                              ----------     ----------    ----------     ----------
               Total                                             846,876      1,121,426       244,316        386,376

               Total All Funds                               $12,496,927    $13,182,955    $9,202,936     $9,331,618
                                                             ===========    ===========    ==========     ==========
          Unrealized appreciation
               of investments                                         $686,028                      $128,682
                                                                      ========                      ========

                              ANALOG DEVICES, INC.
                                CHOICE PAY PLAN
                         NOTES TO FINANCIAL STATEMENTS
                        December 31, 1993, 1992 and 1991


The net realized gain (loss) on disposition of investments was computed as follows:

                                                         Analog
                              Fidelity                 Devices, Inc.
                               Equity      Fidelity    Common Stock   Common Stock
                               Income      Magellan        Fund           Fund          Total
Year ended December 31, 1993
Aggregate proceeds            $861,592     $1,555,938     $297,532             -     $2,715,062
Aggregate cost-average         774,514      1,510,855      215,118             -      2,500,487
                              --------     ----------     --------      --------     ----------
Net realized gain             $ 87,078     $   45,083     $ 82,414      $      -     $  214,575
                              ========     ==========     ========      ========     ==========
Year ended December 31, 1992
Aggregate proceeds            $306,009     $  905,028     $134,334      $      -     $1,345,371
Aggregate cost-average         297,096        921,692      129,362             -      1,348,150
                              --------     ----------     --------      --------     ----------
Net realized gain (loss)      $  8,913     $  (16,664)    $  4,972      $      -     $   (2,779)
                              ========     ==========     ========      ========     ==========
Year ended December 31, 1991
Aggregate proceeds            $      -     $        -     $      -      $795,811     $  795,811
Aggregate cost-average               -              -            -       846,826        846,826
                              --------     ----------     --------      --------     ----------
Net realized (loss)           $      -     $        -     $      -      $(51,015)    $  (51,015)
                              ========     ==========     ========      ========     ==========


        For fiscal years beginning in 1991, ERISA requires that the realized gain or loss on the sale of investments be calculated using the fair market value of the securities at the beginning of the year or the purchase price of the securities if purchased during the year, rather than the historical cost basis required by generally accepted accounting principles. If the ERISA basis were used, the total realized gain on the sale of securities would have been $26,684 for the year ended December 31, 1991 and $307,428 for the year ended December 31, 1993. For 1992, there was no difference in the calculation of realized gain or loss under ERISA or generally accepted accounting principles as any investments sold in 1992 in the Equity Income, Magellan and Analog Devices, Inc. Common Stock Funds were newly purchased in 1992.

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1993, 1992 and 1991


6.   Other
     -----

     There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

                             ANALOG DEVICES, INC.

                               CHOICE PAY PLAN

                        NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991


7.   Statements of assets, liabilities and participants' equity by fund
     ------------------------------------------------------------------

                                                        Fidelity      Fidelity   Analog Devices, Inc.
                                                         Equity       Magellan      Common Stock
     1993                               Income Fund    Income Fund       Fund           Fund              Total
     ----                               -----------    -----------    ---------   -------------------     -----
     Assets
     ------
Investments, at fair value              $ 5,694,259    $ 2,365,565    $ 4,001,705    $ 1,121,426        $13,182,955
Accrued interest and dividends                    -              -              -             40                 40
Interfund transfers receivable (payable)          -              -          3,747         (3,747)                 -
Participant loans receivable                351,197        145,192        217,407         46,370            760,166
                                        -----------     ----------    -----------     ----------        -----------
                                        $ 6,045,456    $ 2,510,757    $ 4,222,859    $ 1,164,089        $13,943,161
                                        ===========     ==========    ===========     ==========        ===========
 Liabilities and
 Participants' Equity
 --------------------
Forfeitures payable                     $     5,975    $         -    $         -    $         -        $     5,975
Participants' equity                      6,039,481      2,510,757      4,222,859      1,164,089         13,937,186
                                        -----------     ----------    -----------    -----------        -----------
                                        $ 6,045,456    $ 2,510,757    $ 4,222,859    $ 1,164,089        $13,943,161
                                        ===========     ==========    ===========     ==========        ===========

                             ANALOG DEVICES, INC.

                               CHOICE PAY PLAN

                        NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991


7.   Statements of assets, liabilities and participants' equity by fund
     -------------------------------------------------------------------

                                                        Fidelity      Fidelity   Analog Devices, Inc.
                                                         Equity       Magellan      Common Stock
     1992                               Income Fund    Income Fund       Fund           Fund              Total
     ----                               -----------    -----------    ---------   -------------------     -----
      Assets
      ------
Investments, at fair value               $5,141,865     $1,471,888    $2,331,489     $  386,376         $ 9,331,618
Participant loans receivable                376,041        117,095       157,910         18,066             669,112
                                        -----------     ----------    -----------    -----------        -----------
                                         $5,517,906     $1,588,983    $2,489,399     $  404,442         $10,000,730
                                        ===========     ==========    ===========    ===========        ===========
     Liabilities and
     Participants' Equity
     --------------------
Participants' equity                     $5,517,906     $1,588,983     $2,489,399     $  404,442        $10,000,730
                                        -----------     ----------    -----------    -----------        -----------
                                         $5,517,906     $1,588,983     $2,489,399     $  404,442        $10,000,730
                                        ===========     ==========    ===========    ===========        ===========

                             ANALOG DEVICES, INC.

                               CHOICE PAY PLAN

                        NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991

8.   Statement of changes in participants' equity for all funds
     ----------------------------------------------------------
                                                         Fidelity      Fidelity   Analog Devices, Inc.
                                                          Equity       Magellan      Common Stock
     1993                                Income Fund    Income Fund       Fund           Fund              Total
     ----                                -----------    -----------    ---------   -------------------     -----

Participants' equity at January 1, 1993  $5,517,906     $1,588,983     $2,489,399     $  404,442     $10,000,730

Investment income:
   Interest income                          166,081         10,857         14,062          2,181         193,181
   Change in net unrealized
      appreciation/(depreciation)                 -        201,821        223,035        132,490         557,346
   Realized gains                                 -         87,078         45,083         82,414         214,575
   Dividend income and
      capital gains distributions           107,682         81,802        325,384            824         515,692
                                         ----------     ----------     ----------     ----------     -----------
      Net investment income                 273,763        381,558        607,564        217,909       1,480,794

Contributions:
   Employer                                 720,925        136,525        201,781         29,026       1,088,257
   Employees                                807,911        343,961        551,252         80,836       1,783,960
                                         ----------     ----------     ----------     ----------     -----------
      Total contributions                 1,528,836        480,486        753,033        109,862       2,872,217

Paid and accrued participant withdrawals   (302,954)       (46,744)       (53,940)        (6,942)       (410,580)
Paid and accrued forfeitures                 (5,975)             -              -              -          (5,975)
Interfund transfers                        (972,095)       106,474        426,803        438,818               -
                                         ----------     ----------     ----------     ----------     -----------
      Net increase in
          participants' equity              521,575        921,774      1,733,460        759,647       3,936,456
                                         ----------     ----------     ----------     ----------     -----------
Participants' equity at
   December 31, 1993                     $6,039,481     $2,510,757     $4,222,859     $1,164,089     $13,937,186
                                         ==========     ==========     ==========     ==========     ===========

                                                                21

                             ANALOG DEVICES, INC.

                               CHOICE PAY PLAN

                        NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991

8.   Statement of changes in participants' equity for all funds
     ----------------------------------------------------------

                                                         Fidelity      Fidelity   Analog Devices, Inc.
                                                          Equity       Magellan      Common Stock
     1992                                Income Fund    Income Fund       Fund           Fund              Total
     ----                                -----------    -----------    ---------   -------------------     -----
Participants' equity at January 1, 1992  $4,858,623      $1,085,006    $1,856,564       $158,628           $ 7,958,821

Investment income:
   Interest income                          268,471           7,322         8,593          1,430               285,816
   Change in net unrealized
      appreciation/(depreciation)                 -         115,897      (129,275)       142,060               128,682
   Realized gains (losses)                        -           8,913       (16,664)         4,972                (2,779)
   Dividend income and
      capital gains distributions            61,126          48,951       291,262              -               401,339
                                         ----------      ----------    ----------       --------           -----------
      Net investment income                 329,597         181,083       153,916        148,462               813,058

Contributions:
   Employer                                 212,097          82,512       130,585         14,790               439,984
   Employees                                693,068         276,517       496,506         53,983             1,520,074
                                         ----------      ----------    ----------       --------           -----------
      Total contributions                   905,165         359,029       627,091         68,773             1,960,058

Paid and accrued participant withdrawals   (596,909)        (25,407)     (106,768)        (2,123)             (731,207)
Interfund transfers                          21,430         (10,728)      (41,404)        30,702                     -
                                         ----------      ----------    ----------       --------           -----------
      Net increase in
          participants' equity              659,283         503,977       632,835        245,814             2,041,909
                                         ----------      ----------    ----------       --------           -----------
Participants' equity at
   December 31, 1992                     $5,517,906      $1,588,983    $2,489,399       $404,442           $10,000,730
                                         ==========      ==========    ==========       ========           ===========

                             ANALOG DEVICES, INC.

                        NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991


8.   Statement of changes in participants' equity for all funds (Continued)
     ----------------------------------------------------------
                                Fixed        Money      Common                 Fidelity      Fidelity   Analog Devices, Inc.
                                 Rate        Market      Stock      Income      Equity       Magellan      Common Stock
                                 Fund         Fund        Fund       Fund     Income Fund   Income Fund      Fund          Total
                                -----        ------     ------      ------    -----------   -----------      ----          -----
Participants' equity at
   January 1, 1991            $ 5,118,590  $   985,015  $ 811,576   $        -   $        -   $        -   $        -   $ 6,915,181

Investment income:
   Interest income                439,138       65,040     23,463            -            -            -            -       527,641
   Change in net unrealized
     appreciation/depreciation          -            -     77,699            -            -            -            -        77,699
   Realized losses                      -            -    (51,015)           -            -            -            -       (51,015)
   Dividend income                      -            -     27,956            -            -            -            -        27,956
                              -----------  -----------  ---------   ----------   ----------   ----------   ----------   -----------
      Net investment income       439,138       65,040     78,103            -            -            -            -       582,281

Contributions:
   Employer                       265,037       73,332     66,661            -            -            -            -       405,030
   Employees                      877,247      218,862    199,815            -            -            -            -     1,295,924
                              -----------  -----------  ---------   ----------   ----------   ----------   ----------   -----------

      Total contributions       1,142,284      292,194    266,476            -            -            -            -     1,700,954

Paid and accrued participant
       withdrawals               (768,396)    (219,002)  (170,498)           -            -            -            -    (1,157,896)
Administrative expenses           (46,432)     (12,079)   (23,188)           -            -            -            -       (81,699)
Interfund transfers            (5,885,184)  (1,111,168)  (962,469)   4,858,623    1,085,006    1,856,564      158,628             -
                              -----------  -----------  ---------   ----------   ----------   ----------   ----------   -----------
      Net increase (decrease)
          in participants'
          equity               (5,118,590)    (985,015)  (811,576)   4,858,623    1,085,006    1,856,564      158,628     1,043,640
                              -----------  -----------  ---------   ----------   ----------   ----------   ----------   -----------
Participants' equity at
   December 31, 1991          $         -  $         -  $       -   $4,858,623   $1,085,006   $1,856,564   $  158,628   $ 7,958,821
                              ===========  ===========  =========   ==========   ==========   ==========   ==========   ===========

                              ANALOG DEVICES, INC.
                                CHOICE PAY PLAN

                             SUPPLEMENTAL SCHEDULES

                               DECEMBER 31, 1993

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                             SUPPLEMENTAL SCHEDULE

                           ASSETS HELD FOR INVESTMENT

                               December 31, 1993


The cost and market value of assets held for investment at December 31, 1993 were as follows:


                                                               Market
                                    Shares        Cost          Value
                                    ------        ----         ------
Description of Investment:
    Fidelity Short-term
        U.S. Government Reserves   5,723,418   $ 5,723,418   $ 5,723,418
    Fidelity Equity Income Fund       69,904     2,047,847     2,365,565
    Fidelity Magellan Fund            56,481     3,907,945     4,001,705
    Analog Devices, Inc.
        Common Stock (1)              44,356       817,717     1,092,267
                                               -----------   -----------
                                               $12,496,927   $13,182,955

Other:
     Participant Loans Receivable (2)              760,166       760,166
                                               -----------   -----------
               Total                           $13,257,093   $13,943,121
                                               ===========   ===========

(1)  Indicates party-in-interest to the Plan.

(2) The loan account at December 31, 1993 bears interest at rates ranging from 6 1/4% to 12 1/2% with terms ranging from 1 to 5 years.

                                                       ANALOG DEVICES, INC.

                                                          CHOICE PAY PLAN

                                                       SUPPLEMENTAL SCHEDULE

                                         TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS
                                                       OF 5% OF PLAN ASSETS

                                                   Year Ended December 31, 1993

                                                 Purchases        Maturities                   Sales
                                                 ---------        ----------     ------------------------------------
                                                                                 Selling                     Net Gain
Description of Assets                               Cost         Maturity Amt.    Price        Cost           (Loss)
- - ---------------------                               ----         -------------   -------       ----          --------
Category (i) - Transactions in excess
   of 5% of the current value of plan assets.

The Prudential Insurance Company of America -
  Fixed Income Contract                                            1,423,188

UNUM Life Insurance Company of America -                           1,805,964
   Fixed Income Contract

Category (iii) - Series of transactions in excess of 5% of the current value of plan assets.

Fidelity Short-Term U.S. Government
   Reserves                                         $6,924,328                   $3,257,710    $3,257,710    $        -

Fidelity Equity Income Fund                          1,466,370                      861,592       774,514        87,078

Fidelity Magellan Fund                               2,958,036                    1,555,938     1,510,855        45,083

Analog Devices, Inc.
Common Stock                                           792,061                      297,532       215,118        82,414

                              ANALOG DEVICES, INC.

                                CHOICE PAY PLAN

                             SUPPLEMENTAL SCHEDULE

                   SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS

                          Year Ended December 31, 1993



There were no party-in-interest transactions which were prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.